

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 11, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Invesco Exchange-Traded Self-Indexed Fund Trust, under the Exchange Act of 1934:

- Shares of beneficial interest, par value $0.01 per share, of: Invesco BulletShares 2029 Corporate Bond ETF

- Shares of beneficial interest, par value $0.01 per share, of: Invesco BulletShares 2027 High Yield Corporate Bond ETF

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.